Exhibit (a)(5)(D)

AGC NETWORKS COMPLETES ACQUISITION OF BLACK BOX CORPORATION

Creates a Significant Global Technology Solutions Provider

•	Expands Offerings, Scale and Geographic Reach to Service Global Enterprise Clients

•	Increases AGC’s combined revenues by over $600 million

•	Adds approximately 3,000 global employees

DALLAS and MUMBAI, INDIA and SINGAPORE and PITTSBURGH, Jan. 07, 2019 – Global solutions integrator AGC Networks Ltd (BSE/NSE: AGCNET) today announced that a newly-formed, wholly owned, subsidiary has completed the previously-announced acquisition of Black Box Corporation (NASDAQ: BBOX), a leading digital solutions provider. The previously announced tender offer expired at the end of the day on Friday, January 4, at which time 9,126,005 shares of Black Box common stock (excluding shares tendered by guaranteed delivery) had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 59.89% of the outstanding shares. As a result of the tender offer and the subsequent merger, which were completed today, Black Box Corporation will become a private company and, as of today, its shares of common stock will no longer be publicly traded. This will result in Black Box Corporation becoming a 100% subsidiary of AGC as a result of this process.

The combination with Black Box will substantially increase AGC’s presence and offerings in North America. In addition, AGC will enhance its footprint in providing technologies and services throughout six continents. The acquisition will be significant for AGC, expected to add over $600 million in annual revenue and approximately 3,000 team members serving clients worldwide.

“We are excited to have Black Box become part of the AGC family,” said Sanjeev Verma, Executive Director and CEO of AGC Networks and President and CEO of Black Box Corporation. “Black Box and its skilled teams and strong client relations with world-class enterprises and partners will allow us to better serve our global clients,” Verma continued. “In the immediate term, Black Box and its subsidiaries will continue to operate as is. The two companies working together will create a unique organization that has the scale to deliver world-wide technical solutions to the largest and most complex organizations.”

Under the terms of the merger agreement, each share of Black Box common stock that was tendered in the offer and not validly withdrawn has been accepted for payment and will receive consideration of US$1.10 in cash, and each share of Black Box common stock that was not tendered in the offer (other than those as to which holders properly exercise dissenters’ rights and those owned at the commencement of the tender offer by AGC or its direct and indirect subsidiaries) has been canceled and converted into the right to receive the merger consideration of US$1.10 in cash. All such consideration is net to the holder of Black Box common stock without interest thereon. Payment for such shares will be made promptly, in accordance with the terms of the merger agreement and the tender offer, and will result in Black Box Corporation becoming a 100% subsidiary of AGC. The U.S. subsidiary of AGC Singapore is financing the merger through a combination of equity and debt. Pathlight Capital will serve as administrative agent for the senior credit facilities.

Strategic Rationale

The transaction brings together two global IT solutions providers that share a “client focus” approach and are committed to accelerating their clients’ business. AGC brings its strong presence in India, the Middle East and Pacific Rim to complement Black Box’s services focus in the Americas and Europe, while also enhancing the presence in other global markets. Both companies provide full managed services capabilities in Unified Communications and Collaboration, Cloud, Data Center and Edge Technologies. AGC adds its expertise in digital applications and cybersecurity to Black Box’s strong infrastructure and mobility background. The transaction will enhance their technology vendor partners’ reach in global markets, verticals and clients. The Black Box products business will continue to offer its full portfolio of products directly and through channel partners.

Former Black Box Stockholders

Former holders of Black Box common stock who did not tender their shares into the offer and whose shares are registered in their names will be mailed a transmittal form with instructions on how to exchange their Black Box stock certificates for the merger consideration.

Former Black Box stockholders who hold shares through a broker, bank or other institution should contact their broker, bank or other institution in which their shares were held for more information regarding receipt of the merger consideration.

About AGC Networks

AGC Networks is the client’s trusted global technology integrator to architect, deploy, manage and secure their IT environment through customized solutions and services that accelerate their business. AGC partners with the world’s best brands in Unified Communications, Data Center & Edge IT, Cyber Security (CYBER-i) and Digital Transformation & Applications. For more information, log on to www.agcnetworks.com.

About Black Box

Black Box is a leading digital solutions provider dedicated to helping customers design, build, manage and secure their IT infrastructure. Black Box delivers high-value products and services through its global presence and approximately 3,000 team members. To learn more, visit the Black Box Web site at http://www.blackbox.com.

Forward-Looking Statements

All of the statements in this document, other than historical facts, are forward-looking statements and are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from expectations or projections. AGC and Black Box disclaim any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Mike Carney

Senior Vice President

Phone: +1 214 258 1612

Email: legal.us@agcnetworks.com